Mail Stop 4561

August 21, 2007

Charles B. Westling
President and Chief Executive Officer
Datalink Corporation
8170 Upland Circle
Chanhassen, Minnesota 55317-8589
(952) 944-3462

      Re: Datalink Corporation (File No. 000-29758)
             Form 10-K for the Fiscal Year Ended December 31, 2006
             Form 10-Q for the Quarterly Period Ended June 30, 2007
             Form 8-K/A filed April 13, 2007
             Form 8-K filed July 18, 2007

Dear Mr. Westling,

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 39

1.   We note that you apply completed contract method to certain arrangements. Please explain how you present revenue recognized using contract accounting on

the face of the statements of operations pursuant to Rule 5-03 of Regulation S-X. Provide the amounts of such revenues recognized for each period presented in the statements of operations. We may have further comments.

Note 9. Stockholders' Equity

Non-vested Stock Plans, page 43

2.   You indicate that you recognized $257,000 in 2005 upon the vesting of the non-vested stock granted in August 2004. Tell us how this stock-based compensation was recognized in your financial statements and provide an explanation for your accounting entries. In this regard, we note from your statements of cash flows that only $90,000 of stock compensation expense was recognized in 2005.

Form 10-Q for the quarterly period ended June 30, 2007

Notes to Financial Statements

Note 6. Acquisitions, page 8

3.   We note that 1,163,384 shares of common stock were included as part of the consideration for the acquisition of Midrange Computer Systems Inc. Tell us how you considered the guidance in EITF 99-12 in valuing the shares issued as part of the purchase price. In this regard, your disclosure in Note 1 to the Unaudited Pro Forma Combined Condensed Financial Statements included in Annex B of the Form 8-K/A filed April 13, 2007 indicates that the market price was determined based on the average Datalink common stock price for the period beginning twenty days before the closing of the merger.

4.   You indicate that you engaged an independent third party valuation firm to assist in determining the fair value of the assets and liabilities acquired. Your filing should name the specialist and include the expert's consent following Securities Act Rule 436(b) of Regulation C.

Form 8-K/A filed April 13, 2007

Annex A

5.   Revise to include a signed independent auditor's report.

Charles B. Westling
Datalink Corporation
August 21, 2007
Page 3 of 4

Form 8-K filed July 18, 2007

Exhibit 99.1

6.	We note your disclosure of the outlook for non-GAAP earnings per diluted share
	in your earnings release. We further note similar disclosures of the outlook for
	non-GAAP earnings per diluted share in your Form 8-Ks filed April 27, 2007 and
	July 2, 2007. Please ensure that future uses of such measures are in compliance
	with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K.
	Specifically, ensure that you include a reconciliation, by schedule or other clearly
	understandable method, of your non-GAAP financial measures to the most
	directly comparable GAAP financial measures pursuant to Item 10(e)(1)(i)(B) of
	Regulation S-K.

*   *   *   *   *

	Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the
	filing;

•	staff comments or changes to disclosure in response to staff comments do not
	foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated
	by the Commission or any person under the federal securities laws of the United
	States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief